20 June 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 520,000 Reed Elsevier PLC ordinary shares at a price of 730.9481p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 79,327,214 ordinary shares in treasury, and has 1,185,052,727 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 21,842,300 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 300,000 Reed Elsevier NV ordinary shares at a price of €12.5233 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 49,257,406 ordinary shares in treasury, and has 681,577,571 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 12,644,319 shares.